Exhibit 99.1

JOYY Reports Second Quarter 2023 Unaudited Financial Results

Singapore, August 30, 2023 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global technology company, today announced its unaudited financial results for the second quarter of 2023.

Second Quarter 2023 Financial Highlights1

● Net revenues were US$547.3 million, compared to US$596.1 million in the corresponding period of 2022.

● Net income attributable to controlling interest of JOYY2 was US$155.1 million, compared to US$18.7 million in the corresponding period of 2022.

● Non-GAAP net income attributable to controlling interest and common shareholders of JOYY3 was US$97.3 million, compared to US$51.5 million in the corresponding period of 2022.

Second Quarter 2023 Operational Highlights

● Average mobile MAUs of Bigo Live increased by 18.0% to 38.5 million from 32.6 million in the corresponding period of 2022.

● Average mobile MAUs of Likee was 43.2 million, compared to 57.7 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

● Average mobile MAUs of Hago was 5.5 million, compared to 8.5 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

● Global average mobile MAUs4 increased by 0.9% to 275.6 million from 273.1 million in the corresponding period of 2022.

● Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 increased by 5.4% to 1.53 million from 1.45 million in the corresponding period of 2022.

● Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 was US$248.0, compared to US$285.0 in the corresponding period of 2022.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented “Despite ongoing macroeconomic uncertainties, our strong execution enabled us to deliver a solid financial performance in the second quarter. Through constant product improvements and operational enhancements, BIGO successfully navigated the headwinds and improved its GAAP and non-GAAP operating margin to 12.8% and 16.0%, respectively. As we continued to introduce innovative features, cultivate diverse content, and launch localized operational activities, we further enhanced user experiences, strengthened engagement and drove user growth. As a result, our global MAUs achieved both positive year-over-year and quarter-over-quarter growth. Importantly, Bigo Live increased its MAUs by 18.0% year over year to 38.5 million in the second quarter, sustaining double-digit year-over-year growth for the fifth consecutive quarter.”

“During the second quarter of 2023, we repurchased US$214.3 million worth of our shares. In total, we have returned US$299.7 million to our shareholders through share buybacks and dividends during the first half of this year. This demonstrates our confidence in the Company’s growth prospects and our commitment to reward the long-term support of our shareholders. Going forward, we will continue to prioritize initiatives that align with our long-term strategies. With our proven execution capabilities, we are well-positioned to seize growth opportunities and generate value for our shareholders.”

Second Quarter 2023 Financial Results

NET REVENUES

Net revenues were US$547.3 million in the second quarter of 2023, compared to US$596.1 million in the corresponding period of 2022.

Live streaming revenues were US$477.0 million in the second quarter of 2023, compared to US$565.2 million in the corresponding period of 2022, primarily due to the decrease in the average revenue per paying user of BIGO, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

Other revenues increased by 128.0% to US$70.4 million in the second quarter of 2023 from US$30.9 million in the corresponding period of 2022.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 7.4% to US$349.6 million in the second quarter of 2023 from US$377.7 million in the corresponding period of 2022. Revenue-sharing fees and content costs were US$222.6 million in the second quarter of 2023, compared to US$247.0 million in the corresponding period of 2022.

Gross profit was US$197.8 million in the second quarter of 2023, compared to US$218.4 million in the corresponding period of 2022. Gross margin was 36.1% in the second quarter of 2023, compared to 36.6% in the corresponding period of 2022.

OPERATING EXPENSES AND INCOME

Operating expenses were US$191.7 million in the second quarter of 2023, compared to US$185.0 million in the corresponding period of 2022. Among the operating expenses, sales and marketing expenses decreased to US$87.2 million in the second quarter of 2023 from US$98.4 million in the corresponding period of 2022, primarily due to the Company’s effective control over marketing expenses and optimization of overall sales and marketing strategies, as the Company reduced spending on user acquisition via advertisement and focused on monetization for Likee and Hago. Research and development expenses increased to US$75.5 million in the second quarter of 2023 from US$62.9 million in the corresponding period of 2022, primarily due to increased personnel-related expenses.

Operating income was US$9.4 million in the second quarter of 2023, compared to operating income of US$38.7 million in the corresponding period of 2022. Operating income margin was 1.7% in the second quarter of 2023, compared to operating income margin of 6.5% in the corresponding period of 2022.

Non-GAAP operating income7 was US$34.4 million in the second quarter of 2023, compared to US$59.9 million in the corresponding period of 2022. Non-GAAP operating income margin8 was 6.3% in the second quarter of 2023, compared to 10.0% in the corresponding period of 2022.

NET INCOME

Net income attributable to controlling interest of JOYY was US$155.1 million in the second quarter of 2023, compared to net income of US$18.7 million in the corresponding period of 2022. Net income margin was 28.3% in the second quarter of 2023, compared to net income margin of 3.1% in the corresponding period of 2022, mainly due to realized gains from the disposal of certain equity investment during the quarter as announced on April 28,2023, increased interest income driven by higher market interest rates, and foreign currency exchange gains.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$97.3 million in the second quarter of 2023, compared to US$51.5 million in the corresponding period of 2022. Non-GAAP net income margin9 was 17.8% in the second quarter of 2023, compared to non-GAAP net income margin of 8.6% in the corresponding period of 2022.

NET INCOME PER ADS

Diluted net income per ADS10 was US$2.02 in the second quarter of 2023, compared to diluted net income per ADS of US$0.23 in the corresponding period of 2022.

Non-GAAP diluted net income per ADS11 was US$1.29 in the second quarter of 2023, compared to US$0.65 in the corresponding period of 2022.

BALANCE SHEET AND CASH FLOWS

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$3,803.4 million. For the second quarter of 2023, net cash from operating activities was US$61.8 million.

SHARES OUTSTANDING

As of June 30, 2023, the Company had a total of 1,239.8 million common shares outstanding, representing the equivalent of 62.0 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the third quarter of 2023, the Company expects net revenues to be between US$537 million and US$567 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Quarterly Dividend

The Company’s quarterly dividend policy adopted on November 16, 2020 remained in effect as of the date hereof, pursuant to which the board of directors has accordingly declared a dividend of US$0.20 per ADS, or US$0.01 per common share, for the second quarter of 2023, which is expected to be paid on October 13, 2023 to shareholders of record as of the close of business on September 26, 2023. The ex-dividend date will be September 25, 2023.

Recent Developments

Share Repurchase Program

In November 2021, the Company announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022 (the “2021 Share Repurchase Program”). In November 2022, the Company’s board of directors authorized the continued usage of the unutilized quota under the 2021 Share Repurchase Program, which amounted to US$800 million then, for another 12-month period beginning from the end of November 2022. During the second quarter of 2023, the Company had repurchased US$214.3 million of its shares pursuant to the 2021 Share Repurchase Program, as amended.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Tuesday, August 29, 2023 (9:00 AM Singapore/Hong Kong Time on Wednesday, August 30, 2023). Details for the conference call are as follows:

Event Title: JOYY Inc. Second Quarter 2023 Earnings Conference Call

Conference ID: #10033187

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10033187-fh8t65.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through September 6, 2023, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10033187

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; the impact of the COVID-19 to JOYY’s business operations and the global economy; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. On August 22, 2022, the Company announced that it has entered into a share subscription agreement with Shopline Corporation Limited (“Shopline”). As a result of and upon the closing of the transaction, the financial results of Shopline have been fully consolidated by the Company since September 6, 2022. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended June 30, 2022, March 31, 2023 and June 30, 2023 and for the six months ended June 30, 2022 and June 30, 2023, as presented in this press release, primarily consisted of BIGO, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$57.8 million and US$32.8 million in the second quarter of 2023 and 2022, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to mobile average monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2022	2023
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,214,449	759,234
Restricted cash and cash equivalents	303,370	312,502
Short-term deposits	2,360,545	2,314,160
Restricted short-term deposits	47,741	67,243
Short-term investments	362,640	350,283
Accounts receivable, net	117,927	120,995
Amounts due from related parties	1,794	803
Prepayments and other current assets(1)	236,183	226,935

Total current assets	4,644,649	4,152,155

Non-current assets
Long-term deposits	-	40,000
Investments	660,404	516,185
Property and equipment, net	343,201	341,294
Land use rights, net	330,005	313,943
Intangible assets, net	398,300	365,676
Right-of-use assets, net	33,196	31,684
Goodwill	2,649,307	2,649,251
Other non-current assets	12,591	10,602

Total non-current assets	4,427,004	4,268,635

Total assets	9,071,653	8,420,790

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	37,270	55,242
Accounts payable	56,000	55,538
Deferred revenue	86,014	80,533
Advances from customers	3,532	4,126
Income taxes payable	78,103	83,358
Accrued liabilities and other current liabilities(1)	2,360,002	2,333,501
Amounts due to related parties	3,225	2,119
Lease liabilities due within one year	12,451	10,562
Convertible bonds	435,087	405,130

Total current liabilities	3,071,684	3,030,109

Non-current liabilities
Convertible bonds	401,173	-
Lease liabilities	21,601	21,924
Deferred revenue	9,765	17,314
Deferred tax liabilities	64,262	58,230
Other non-current liabilities	436	-

Total non-current liabilities	497,237	97,468

Total liabilities	3,568,921	3,127,577

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	June 30,
	2022	2023
	US$	US$
Mezzanine equity	91,366	94,666

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,066,177,028 shares outstanding as of December 31, 2022; 1,317,840,464 shares issued and 913,319,398 shares outstanding as of June 30, 2023, respectively)	13	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	3	3
Treasury Shares (US$0.00001 par value; 251,663,436 and 404,521,066 shares held as of December 31, 2022 and June 30, 2023, respectively)	(655,141)	(874,871)
Additional paid-in capital	3,277,978	3,251,927
Statutory reserves	32,536	32,138
Retained earnings	2,685,063	2,795,726
Accumulated other comprehensive loss	(162,235)	(233,366)

Total JOYY Inc.’s shareholders’ equity	5,178,217	4,971,566

Non-controlling interests	233,149	226,981

Total shareholders’ equity	5,411,366	5,198,547

Total liabilities, mezzanine equity and shareholders’ equity	9,071,653	8,420,790

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date has recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	565,239	520,393	476,981	1,155,338	997,374
Others	30,859	63,235	70,353	64,540	133,588

Total net revenues	596,098	583,628	547,334	1,219,878	1,130,962

Cost of revenues(2)	(377,671)	(379,002)	(349,566)	(800,295)	(728,568)

Gross profit	218,427	204,626	197,768	419,583	402,394

Operating expenses(2)
Research and development expenses	(62,876)	(75,775)	(75,540)	(126,974)	(151,315)
Sales and marketing expenses	(98,415)	(97,599)	(87,205)	(202,782)	(184,804)
General and administrative expenses	(23,680)	(31,969)	(28,966)	(55,775)	(60,935)

Total operating expenses	(184,971)	(205,343)	(191,711)	(385,531)	(397,054)

Other income	5,286	3,248	3,382	11,027	6,630

Operating income	38,742	2,531	9,439	45,079	11,970

Interest expenses	(3,356)	(3,109)	(3,057)	(6,425)	(6,166)
Interest income and investment income	17,942	44,135	46,602	36,161	90,737
Foreign currency exchange gains (losses), net	12,509	(9,921)	20,316	9,145	10,395
(Loss) gain on disposal and deemed disposal of investments	(393)	(213)	77,737	1,525	77,524
Gain (loss) on fair value change of investments	1,282	1,285	(2,235)	(18,850)	(950)
Gain on extinguishment of debt and derivative	4,017	-	-	6,132	-

Income before income tax expenses	70,743	34,708	148,802	72,767	183,510

Income tax expenses	(22,944)	(8,158)	(5,382)	(22,139)	(13,540)

Income before share of (loss) income in equity method investments, net of income taxes	47,799	26,550	143,420	50,628	169,970

Share of (loss) income in equity method investments, net of income taxes	(32,837)	(6,606)	3,885	(68,526)	(2,721)

Net income (loss)	14,962	19,944	147,305	(17,898)	167,249

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	3,689	8,042	7,798	9,072	15,840

Net income (loss) attributable to controlling interest of JOYY Inc.	18,651	27,986	155,103	(8,826)	183,089

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,250)	(1,566)	(1,566)	(2,500)	(3,132)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(2,000)	(2,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	16,401	25,420	152,537	(13,326)	177,957

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net income (loss) per ADS
——Basic	0.23	0.36	2.27	(0.18)	2.58
——Diluted	0.23	0.35	2.02	(0.18)	2.33

Weighted average number of ADS used in calculating net income (loss) per ADS
——Basic	71,893,282	70,451,631	67,273,951	72,604,421	68,854,013
——Diluted	72,586,310	80,846,062	76,872,137	72,604,421	78,845,472

(1)    Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Mainland China	122,845	108,773	67,535	238,873	176,308
Others	442,394	411,620	409,446	916,465	821,066

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Cost of revenues	1,344	1,236	1,025	5,889	2,261
Research and development expenses	5,093	5,761	5,526	11,503	11,287
Sales and marketing expenses	282	234	320	533	554
General and administrative expenses	2,026	2,108	2,227	5,356	4,335

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Operating income	38,742	2,531	9,439	45,079	11,970
Share-based compensation expenses	8,745	9,339	9,098	23,281	18,437
Amortization of intangible assets from business acquisitions	12,365	15,890	15,890	24,774	31,780

Non-GAAP operating income	59,852	27,760	34,427	93,134	62,187

Net income (loss)	14,962	19,944	147,305	(17,898)	167,249
Share-based compensation expenses	8,745	9,339	9,098	23,281	18,437
Amortization of intangible assets from business acquisitions	12,365	15,890	15,890	24,774	31,780
Loss (gain) on disposal and deemed disposal of investments	393	213	(77,737)	(1,525)	(77,524)
(Gain) loss on fair value change of investments	(1,282)	(1,285)	2,235	18,850	950
Gain on extinguishment of debt and derivative	(4,017)	-	-	(6,132)	-
Interest expenses related to the convertible bonds’ amortization to face value	619	578	528	1,248	1,106
Income tax effects on non-GAAP adjustments	3,833	(2,311)	(3,128)	(685)	(5,439)
Reconciling items on the share of equity method investments	12,774	724	(3,572)	23,917	(2,848)

Non-GAAP net income	48,392	43,092	90,619	65,830	133,711

Net income (loss) attributable to common shareholders of JOYY Inc.	16,401	25,420	152,537	(13,326)	177,957
Share-based compensation expenses	8,745	9,339	9,098	23,281	18,437
Amortization of intangible assets from business acquisitions	12,365	15,890	15,890	24,774	31,780
Loss (gain) on disposal and deemed disposal of investments	393	213	(77,737)	(1,525)	(77,524)
(Gain) loss on fair value change of investments	(1,282)	(1,285)	2,235	18,850	950
Gain on extinguishment of debt and derivative	(4,017)	-	-	(6,132)	-
Interest expenses related to the convertible bonds’ amortization to face value	619	578	528	1,248	1,106
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,250	2,566	2,566	4,500	5,132
Income tax effects on non-GAAP adjustments	3,833	(2,311)	(3,128)	(685)	(5,439)
Reconciling items on the share of equity method investments	12,774	724	(3,572)	23,917	(2,848)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(629)	(1,267)	(1,115)	(2,559)	(2,382)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	51,452	49,867	97,302	72,343	147,169

Non-GAAP net income per ADS
——Basic	0.72	0.71	1.45	1.00	2.14
——Diluted	0.65	0.64	1.29	0.93	1.92

Weighted average number of ADS used in calculating non-gaap net income per ADS
——Basic	71,893,282	70,451,631	67,273,951	72,604,421	68,854,013
——Diluted	82,225,273	80,846,062	76,872,137	83,090,336	78,845,472

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	445,169	31,812	-	476,981
Others	25,885	44,860	(392)	70,353

Total net revenues	471,054	76,672	(392)	547,334

Cost of revenues(2)	(287,587)	(62,069)	90	(349,566)

Gross profit	183,467	14,603	(302)	197,768

Operating expenses(2)
Research and development expenses	(41,727)	(34,042)	229	(75,540)
Sales and marketing expenses	(70,652)	(16,574)	21	(87,205)
General and administrative expenses	(12,587)	(16,431)	52	(28,966)

Total operating expenses	(124,966)	(67,047)	302	(191,711)

Other income	1,914	1,468	-	3,382

Operating income (loss)	60,415	(50,976)	-	9,439

Interest expenses	(1,727)	(2,643)	1,313	(3,057)
Interest income and investment income	9,882	38,033	(1,313)	46,602
Foreign currency exchange gains (losses), net	22,031	(1,715)	-	20,316
Gain on disposal and deemed disposal of investments	-	77,737	-	77,737
(Loss) gain on fair value change of investments	(2,460)	225	-	(2,235)

Income before income tax expenses	88,141	60,661	-	148,802

Income tax expenses	(4,478)	(904)	-	(5,382)

Income before share of income in equity method investments, net of income taxes	83,663	59,757	-	143,420

Share of income in equity method investments, net of income taxes	-	3,885	-	3,885

Net income	83,663	63,642	-	147,305

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	410	615	1,025
Research and development expenses	2,532	2,994	5,526
Sales and marketing expenses	170	150	320
General and administrative expenses	700	1,527	2,227

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	60,415	(50,976)	9,439
Share-based compensation expenses	3,812	5,286	9,098
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	75,452	(41,025)	34,427

Net income	83,663	63,642	147,305
Share-based compensation expenses	3,812	5,286	9,098
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on disposal and deemed disposal of investments	-	(77,737)	(77,737)
Loss (gain) on fair value change of investments	2,460	(225)	2,235
Interest expenses related to the convertible bonds’ amortization to face value	-	528	528
Income tax effects on non-GAAP adjustments	(1,415)	(1,713)	(3,128)
Reconciling items on the share of equity method investments	-	(3,572)	(3,572)

Non-GAAP net income (loss)	99,745	(9,126)	90,619

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	446,586	73,807	-	520,393
Others	21,356	41,909	(30)	63,235

Total net revenues	467,942	115,716	(30)	583,628

Cost of revenues(2)	(293,705)	(85,327)	30	(379,002)

Gross profit	174,237	30,389	-	204,626

Operating expenses(2)
Research and development expenses	(41,212)	(34,563)	-	(75,775)
Sales and marketing expenses	(74,084)	(23,515)	-	(97,599)
General and administrative expenses	(13,701)	(18,268)	-	(31,969)

Total operating expenses	(128,997)	(76,346)	-	(205,343)

Other income	2,950	298	-	3,248

Operating income (loss)	48,190	(45,659)	-	2,531

Interest expenses	(1,463)	(2,797)	1,151	(3,109)
Interest income and investment income	9,216	36,070	(1,151)	44,135
Foreign currency exchange losses, net	(9,680)	(241)	-	(9,921)
Loss on disposal and deemed disposal of investments	-	(213)	-	(213)
Gain on fair value change of investments	688	597	-	1,285

Income (loss) before income tax expenses	46,951	(12,243)	-	34,708

Income tax expenses	(3,569)	(4,589)	-	(8,158)

Income (loss) before share of loss in equity method investments, net of income taxes	43,382	(16,832)	-	26,550

Share of loss in equity method investments, net of income taxes	-	(6,606)	-	(6,606)

Net income (loss)	43,382	(23,438)	-	19,944

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	650	586	1,236
Research and development expenses	2,827	2,934	5,761
Sales and marketing expenses	96	138	234
General and administrative expenses	758	1,350	2,108

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	48,190	(45,659)	2,531
Share-based compensation expenses	4,331	5,008	9,339
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	63,746	(35,986)	27,760

Net income (loss)	43,382	(23,438)	19,944
Share-based compensation expenses	4,331	5,008	9,339
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on disposal and deemed disposal of investments	-	213	213
Gain on fair value change of investments	(688)	(597)	(1,285)
Interest expenses related to the convertible bonds’ amortization to face value	-	578	578
Income tax effects on non-GAAP adjustments	(1,415)	(896)	(2,311)
Reconciling items on the share of equity method investments	-	724	724

Non-GAAP net income (loss)	56,835	(13,743)	43,092

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2022
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	480,446	84,793	-	565,239
Others	22,197	8,795	(133)	30,859

Total net revenues	502,643	93,588	(133)	596,098

Cost of revenues(2)	(309,271)	(68,533)	133	(377,671)

Gross profit	193,372	25,055	-	218,427

Operating expenses(2)
Research and development expenses	(45,997)	(16,879)	-	(62,876)
Sales and marketing expenses	(78,690)	(19,725)	-	(98,415)
General and administrative expenses	(11,100)	(12,580)	-	(23,680)

Total operating expenses	(135,787)	(49,184)	-	(184,971)

Other income	3,601	1,685	-	5,286

Operating income (loss)	61,186	(22,444)	-	38,742

Interest expenses	(1,117)	(3,096)	857	(3,356)
Interest income and investment income	1,750	17,049	(857)	17,942
Foreign currency exchange gains (losses), net	12,839	(330)	-	12,509
Loss on disposal and deemed disposal of investments	-	(393)	-	(393)
Gain on fair value change of investments	-	1,282	-	1,282
Gain on extinguishment of debt and derivative	-	4,017	-	4,017

Income (loss) before income tax expenses	74,658	(3,915)	-	70,743

Income tax expenses	(8,583)	(14,361)	-	(22,944)

Income (loss) before share of loss in equity method investments, net of income taxes	66,075	(18,276)	-	47,799

Share of loss in equity method investments, net of income taxes	-	(32,837)	-	(32,837)

Net income (loss)	66,075	(51,113)	-	14,962

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.
(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2022
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	918	426	1,344
Research and development expenses	2,994	2,099	5,093
Sales and marketing expenses	193	89	282
General and administrative expenses	1,357	669	2,026

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2022
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	61,186	(22,444)	38,742
Share-based compensation expenses	5,462	3,283	8,745
Amortization of intangible assets from business acquisitions	11,225	1,140	12,365

Non-GAAP operating income (loss)	77,873	(18,021)	59,852

Net income (loss)	66,075	(51,113)	14,962
Share-based compensation expenses	5,462	3,283	8,745
Amortization of intangible assets from business acquisitions	11,225	1,140	12,365
Loss on disposal and deemed disposal of investments	-	393	393
Gain on fair value change of investments	-	(1,282)	(1,282)
Gain on extinguishment of debt and derivative	-	(4,017)	(4,017)
Interest expenses related to the convertible bonds’ amortization to face value	-	619	619
Income tax effects on non-GAAP adjustments	3,578	255	3,833
Reconciling items on the share of equity method investments	-	12,774	12,774

Non-GAAP net income (loss)	86,340	(37,948)	48,392